



MELLEN, SMITH & PIVOZ PLC

Certified Public Accountants

Robert E. Mellen, CPA
Michael A. Pivoz, CPA
Mark L. Smith, CPA
Jeffry A. Campeau, CPA
Peijin Wu Hoppe, CPA
Jason L. Pivoz, MST, CPA
Kewei Mao, CPA
Dennis A. Reef, CPA
Michael A. Stair, CPA
Laureen Krause, CPA
Gerald A. Kirschner, CPA

Report of Independent Registered Public Accounting Firm

Board of Directors
CIG Securities, Inc.
Southfield, Michigan

We have audited the accompanying statement of financial condition of CIG Securities, Inc., as of December 31, 2016. This financial statement is the responsibility of the CIG Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CIG Securities, Inc., as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Mellen Smith & Pivoz

Bingham Farms, Michigan
February 28, 2017

3

30600 Telegraph Rd. • Suite 1131 • Bingham Farms, MI 48025-4531 • (248) 642-2803 • Fax (248) 642-7236 • www.mspcpa.com